UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory Note

On April 7, 2025, Chijet Motor Company, Inc. (the “Company”) received written notification from the Nasdaq Hearings Panel (the “Panel”) notifying the Company of its decision to grant the Company’s request to continue its listing on The Nasdaq Stock Market (“Nasdaq”) subject to the Company demonstrating compliance with Listing Rules 5450(b)(2)(C) and 5450(b)(2)(A) on or before April 30, 2025 (the “Exception Period”).

As previously disclosed, on February 19, 2025, the Company received a Staff determination letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Global Market due to the Company’s failure to regain compliance with: (1) the minimum $50 million market value of its listed securities requirement as set forth in Listing Rule 5450(b)(2)(A); and (ii) the minimum $15 million market value of its publicly held shares requirement as set forth in Listing Rule 5450(b)(2)(C). Following receipt of the letter, the Company appealed the Staff’s determination to the Panel and attended a hearing before the Panel on March 25, 2025.

During the Exception Period, the Company is required to provide prompt notification of any significant events that occur during this period that may affect the Company’s compliance with Nasdaq requirements, including, but not limited to, any event that may call into question the Company’s ability to meet the terms of the exception granted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2025	Chijet Motor Company, Inc.

	By:	/s/ Mu Hongwei
Mu Hongwei
President and Chief Executive Officer